10028179

ANNUAL AUDITED REPORT FORM G-405 PART III	U.S. DEPARTMENT OF THE TREASURY WASHINGTON, D.C. 20220	OMB APPROVAL OMB # 1535-0089
	FACING PAGE **Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2**	SEC FILE NO. 8-38051

REPORT FOR THE PERIOD BEGINNING 12/27/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

	Official Use Only
MERRILL LYNCH GOVERNMENT SECURITIES INC.	
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

250 Vesey Street
(No. and Street)

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
105

New York (City) New York (State) 10080-1308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Pico (212) 449-3078
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

PRICEWATERHOUSECOOPERS LLP

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

	X	Certified Public Accountant
		Public Accountant
		Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

BP 3/3

AFFIRMATION

We, Paul W. Murphy and Tony Pico, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrill Lynch Government Securities Inc. and Subsidiary (the "Company"), for the period ended December 31, 2009, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul W. Murphy February 25, 2010
President and Chief Executive Officer

Tony Pico February 25, 2010
Vice-President and Chief Financial Officer

Subscribed and sworn to before me
on this 25 day of February 2010

Notary Public

BINDU S JOSEPH
NOTARY PUBLIC
STATE OF NEW JERSEY
EXPIRES Dec 11 2011

Merrill Lynch Government Securities Inc. and Subsidiary
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
Merrill Lynch Government Securities Inc. and Subsidiary
(a wholly-owned subsidiary of Merrill Lynch & Co., Inc.):

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Government Securities Inc. (the "Company") and its subsidiary at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

Merrill Lynch Government Securities Inc. and Subsidiary
Consolidated Balance Sheet
December 31, 2009

(U.S. dollars in thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 22,480
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	480,179
Securities financing transactions	
Receivables under resale agreements (includes $11,235,860 measured at fair value)	36,799,552
Trading assets, at fair value	
U.S. Government and agencies	188,033
Derivative contracts	142,300
Mortgage–backed	28
	330,361
Other receivables	
Customers	3,780,169
Brokers and dealers	159,923
Interest and other	63,725
	4,003,817
Other assets	1,020
Total assets	41,637,409
Liabilities and Stockholder's equity	
Liabilities	
Securities financing transactions	
Payables under repurchase agreements (includes $6,594,080 measured at fair value)	$ 36,154,141
Trading liabilties, at fair value	
Derivative contracts	501,828
U.S. Government and agencies	246,073
	747,901
Other payables	
Brokers and dealers	3,762,373
Affiliates	101,977
Customers	72,955
Interest and other	40,859
	3,978,164
Stockholder's equity	
Common stock, $100 par value–1,000 shares authorized; issued and outstanding	100
Paid–in capital	663,256
Retained earnings	93,847
Total stockholder's equity	757,203
Total liabilities and stockholder's equity	41,637,409

The accompanying notes are an integral part of this financial statement

(U.S. dollars in thousands, except share amounts)

1. Summary of Significant Accounting Policies

Description of Business

Merrill Lynch Government Securities Inc. ("MLGSI" or the "Company") was established as a wholly-owned subsidiary of Merrill Lynch & Co. Inc. (the "Parent") and until February 11, 2009, was a primary dealer in obligations issued or guaranteed by the U.S. Government regularly making a market in securities issued by Federal agencies and other government-sponsored entities, such as, among others, Government National Mortgage Association, Fannie Mae and Freddie Mac. MLGSI deals in mortgage-backed pass-through instruments issued by certain of these entities and also in related futures, options, and forward contracts for its own account, to hedge its own risk, and to facilitate customers' transactions. An integral part of MLGSI's business involves entering into repurchase and resale agreements and securities borrowed transactions. MLGSI's wholly-owned subsidiary, Merrill Lynch Money Markets Inc., provides a full range of origination, trading, and marketing services for money market instruments, such as commercial paper, banker's acceptances, and certificates of deposit.

Bank of America Acquisition

On January 1, 2009, the Parent was acquired by Bank of America Corporation ("Bank of America") through the merger of a wholly owned subsidiary of Bank of America. The Parent will continue as the surviving corporation and a wholly owned subsidiary of Bank of America. As a result of the merger, all of the direct and indirect subsidiaries of the Parent, including the Company, have become indirect subsidiaries of Bank of America. Effective January 1, 2009, MLGSI adopted calendar year-end reporting periods. Also in connection with the acquisition, on February 11, 2009, the Company was delisted as a primary U.S. Government securities dealer and the Company has begun reducing certain trading activities which have been realigned to an affiliate of Bank of America. As a result of the acquisition, the components of the Company's stockholder's equity were reclassified to paid-in-capital on January 1, 2009. The Company currently expects to continue trading government securities for a small population of customers and to fulfill affiliate hedging requirements.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its subsidiary and are presented in accordance with U.S. Generally Accepted Accounting Principles, which include industry practices. Intercompany balances and transactions have been eliminated.

Use of Estimates

In presenting the Consolidated Financial Statements, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of litigation;
- The realization of deferred taxes and the recognition and measurement of uncertain tax positions; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Financial Statements.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Financial Statements. It is possible that such changes could occur in the near term.

Fair Value Measurement

The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in its measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including ASC 815, *Derivatives and Hedging,* ("Derivatives Accounting"), and the fair value option election in accordance with ASC 825-10-25, *Financial Instruments – Recognition,* ("Fair Value Option election"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940 *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide").

ASC 820, *Fair Value Measurements and Disclosures* ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company adopted the fair value option election for certain repurchase and resale financial instruments. The changes in fair value of these instruments are recorded in Principal transactions on the Consolidated Statement of Operations. See Note 3 for further information.

Changes in fair values of derivatives are recorded as Principal transactions in the current period. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent the present value of amounts estimated to be received from or paid to a market participant in settlement of these instruments (i.e., the amount the Company would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services, while taking into account the counterparty's creditworthiness, or the Parent's own creditworthiness, as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that market participants would use in pricing the instrument, which may impact the results of operations reported in the Consolidated Financial Statements. For instance, on long-dated contracts extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to consistently mark to fair value all positions when only a subset of prices is directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models to correlate more closely to the market price of these instruments. The recognition of significant inception gains and losses that incorporate unobservable inputs is reviewed by management to ensure such gains and losses are derived from observable inputs and/or incorporate reasonable assumptions about the unobservable component, such as implied bid-offer adjustments.

Certain financial instruments recorded at fair value are initially measured using mid-market prices which results in gross long and short positions marked-to-market at the same pricing level prior to the application of position netting. The resulting net positions are then adjusted to fair value representing the exit price as defined in Fair Value Accounting. The significant adjustments include liquidity and counterparty credit risk.

Liquidity
The Company makes adjustments to bring a position from a mid-market to a bid or offer price, depending upon the net open position. The Company values net long positions at bid prices and net short positions at offer prices. These adjustments are based upon either observable or implied bid-offer prices.

Counterparty Credit Risk
In determining fair value, the Company considers the credit risk of its counterparties. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and this resultant value is incorporated into the fair value of the respective instruments. The Company generally calculates the credit risk adjustment for derivatives based on observable market credit spreads.

Fair Value Accounting also requires that the Company consider its own creditworthiness when determining the fair value of certain instruments, including OTC derivative instruments. The approach to measuring the impact of the Company's credit risk on an instrument is done in the same manner as for third party credit risk while recognizing that the Company's creditworthiness is dependent on the Parent's creditworthiness. Therefore the impact of the Parent's credit risk is incorporated into the fair value, even when credit risk is not readily observable, of an instrument such as in OTC derivatives contracts. OTC derivative liabilities are valued based on the net counterparty exposure as described above.

Balance Sheet

Cash and Cash Equivalents
The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than those used for trading purposes. The amounts recognized for cash and cash equivalents in the Consolidated Balance Sheet approximate fair value.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations
The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the Consolidated Balance Sheet approximate fair value amounts.

Securities Financing Transactions
The Company enters into repurchase and resale agreements and securities borrowed transactions to accommodate customers and earn residual interest rate spreads (also referred to as "matched-book" transactions), obtain securities for settlement and finance inventory positions.

Repurchase and resale agreements are accounted for as collateralized financing transactions and may be recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election. Repurchase and resale agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency.

Where the fair value option has been elected, changes in the fair value of repurchase and resale agreements are reflected in Principal transactions in the Consolidated Statement of Operations and the contractual interest coupon is recorded as interest revenue or interest expense, respectively. See Note 3 for additional information. Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are fully collateralized.

The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or pay cash, or return collateral pledged, when appropriate.

Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

The Company may use qualifying securities received as collateral from resale agreements to satisfy certain regulatory requirements.

Securities borrowed transactions are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. For these transactions, the fees received by the Company are recorded as interest revenue. On a daily basis, the Company monitors the market value of securities borrowed against the collateral value, and the Company may require counterparties to deposit additional collateral or may return collateral pledged, when appropriate. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract, to sell or repledge the securities are disclosed parenthetically in trading assets on the Consolidated Balance Sheet.

Interest rate swaps may be used to modify the interest rate characteristics of long-term resale and repurchase agreements. See the *Derivative contracts* section for additional information on the accounting policy for derivatives.

Trading Assets and Liabilities

The Company's trading activities consist primarily of securities trading, underwriting, derivatives dealing and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for managing risk exposures in other trading inventory. See the *Derivative contracts* section for additional information on the accounting policy for derivatives.

Trading assets and liabilities are generally recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales"). Changes in fair value of trading assets and liabilities (i.e., unrealized gains and losses) are recognized in Principal transactions on the Consolidated Statement of Operations in the current period. Realized gains and losses and any related interest amounts are included in Principal transactions and/or interest revenue and expense, in the Consolidated Statement of Operations, depending on the nature of the instrument.

Derivative contracts
A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodities or credit spreads. Derivatives include futures, forwards, swaps or option contracts, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams based on a notional or contractual amount (e.g., interest rate swaps) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities). Derivatives entered into by the Company include options on U.S. Treasury and mortgage-backed securities, futures, interest rate swaps, and forward purchase and sale agreements on to-be-announced ("TBA") mortgage securities. Derivative activity is subject to Bank of America's overall risk management policies and procedures.

ASC 815, *Derivatives and Hedging,* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives") and for hedging activities. Entities are required to recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheet and measure those instruments at fair value. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where management believes a legal right to set off exists under an enforceable netting agreement.

The accounting for changes in fair value of a derivative instrument depends on its intended use and if it is designated and qualifies as an accounting hedging instrument.

The Company enters into derivatives to facilitate client transactions, for proprietary trading and financing purposes, and to manage its risk exposures arising from trading assets and liabilities. Derivatives entered into for these purposes are recognized at fair value on the Consolidated Balance Sheet as trading assets and liabilities in Derivative contracts while the change in fair value is reported in current period earnings as Principal transactions in the Consolidated Statement of Operations. For purposes of the Consolidated Statement of Cash Flows, cash flows from trading derivatives are classified in Cash Flows from Operating Activities.

Other Receivables and Payables - Brokers and Dealers
Receivables from brokers and dealers primarily include amounts receivable for securities sold but not delivered by the Company by the settlement date ("fails-to-deliver"), commissions, and net receivables arising from unsettled trades. Payables to brokers and dealers include amounts payable for securities purchased but not received by the Company by the settlement date ("fails-to-receive") and net payables arising from unsettled trades. Brokers and dealers receivables and payables also include amounts related to futures contracts. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Other Receivables and Payables - Customers
Receivables from customers primarily include amounts receivable for securities sold but not delivered by the Company by the settlement date ("fails-to-deliver"). Payables to customers include amounts payable for securities purchased but not received by the Company by the settlement date ("fails-to-receive"). Due to their short-term nature, such amounts approximate fair value.

Other Receivables and Payables - Interest and Other
Interest and other receivables include interest receivable on government obligations, customer or other receivables, and securities-borrowed transactions. Also included are receivables from deferred income taxes, underwriting and advisory fees, commissions and fees, and other receivables. Interest and other payables include interest payable for short-term and long-term borrowings, non-trading derivatives, other reserves, and other payables.

Other Receivables and Payables – Affiliates
The Company engages in trading activities such as providing securities brokerage and financing services with affiliated companies. Payables with affiliated companies include payables for Derivative contracts, employee compensation and benefits, and income taxes.

Other Assets
Other assets consist primarily of the Company's investment in the Depository Trust Company.

Subordinated Borrowings
The Company's funding needs are generally met by and dependent upon loans principally obtained from the Parent (see Note 9) and repurchase agreements.

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the Condensed Consolidated Financial Statements in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company, the Parent and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax-allocation policy. The method of allocating income tax expense is determined in accordance with the Bank of America intercompany tax-allocation policy. This policy specifies that income tax expense will be computed for all Bank of America subsidiaries generally on a separate company method, taking into account income tax planning strategies and the tax position of the consolidated group.

The Company recognizes and measures its unrecognized tax benefits in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to a Bank of America state consolidated, combined or unitary return in which the Company is a member will not be reflected in the Company's balance sheet. However, upon Bank of America's resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's balance sheet. The Company accrues income-tax-related interest and penalties, if applicable, within income tax expense.

Beginning with the 2009 tax year, the Company's results of operations are included in the U.S. federal income tax return and certain state income tax returns of Bank of America. The method of allocating income tax expense is determined under the intercompany tax allocation policy of Bank of America. This policy specifies that income tax expense will be computed for all Bank of America subsidiaries generally on a separate company method, taking into account the tax position of the consolidated group and the Company. Under this policy, tax benefits associated with net operating losses (or other tax attributes) of the Company are payable to the Company upon the earlier of the utilization in the filing of Bank of America's returns or the utilization in the Company's pro forma returns. See Note 10 for further discussion of income taxes.

New Accounting Pronouncements
In April 2009, the FASB amended Fair Value Accounting to provide guidance for determining whether a market is inactive and a transaction is distressed. Bank of America elected to early adopt the amendments effective January 1, 2009. The adoption did not have a material impact on the Consolidated Financial Statements.

In May 2009, the FASB issued ASC 855, "*Subsequent Events*", which provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of ASC 855, effective June 30, 2009, did not impact the Company's financial condition or results of operations. The company evaluated subsequent events through February 25, 2010, which is the date the financial statements were available to be issued.

2. Related Party Transactions

The Company participates with affiliated companies in the sale of certain securities to third parties. The Company earns revenue from such sales through a service fee. In addition, the Company makes payments to affiliated companies for certain services provided in the execution and settlement of securities transactions, pursuant to various service fee agreements. The charge for these services is based primarily on the volume of transactions processed. The Company also reimburses affiliated companies for various operating expenses paid by such affiliated companies on its behalf.

The Company enters into derivative transactions with affiliates. The Company also borrows funds from and lends funds to affiliated companies for securities financing purposes. Interest income earned and interest expense charged on these transactions are based on prevailing interest rates during the period. In addition, the Company relies on subordinated borrowings or credit lines from the Parent (see Note 9).

Affiliate-related balances included in the Consolidated Balance Sheet follow:

Assets	
Receivables under resale agreements	$ 9,824,647
Trading assets	4,227
Brokers and dealers	276
	$ 9,829,150
Liabilities	
Payables under repurchase agreements	$ 26,809,936
Brokers and dealers	112,683
Affiliate payables	101,977
	$ 27,024,596

3. Fair Value of Financial Instruments

Fair Value Hierarchy

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

- Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include exchange-traded derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

- Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

  b. Quoted prices for identical or similar assets or liabilities in non-active markets;

  c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most OTC derivatives, including interest rate and currency swaps); and

  d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage related assets, including loans, securities and derivatives).

- Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore gains and losses for assets and liabilities categorized within the Level 3 table below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3). Further, the following tables do not take into consideration the effect of offsetting Level 1 and 2 financial instruments entered into by the Company that economically hedge certain exposures.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur.

Valuation techniques
The following outlines the valuation methodologies for the most significant assets and liabilities measured at fair value.

Resale and repurchase agreements
The company elected the fair value option for certain resale and repurchase agreements. For such agreements, the fair value is estimated using a discounted cash flow model which incorporates observable inputs such as interest rate yield curves and option volatility. Resale and repurchase agreements for which the fair value option has been elected are classified as Level 2 in the fair value hierarchy.

U.S. governments and agencies
U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are generally valued using quoted market prices. Mortgage pass-throughs are generally valued using quoted market prices. Agency issued debt securities and mortgage pass-throughs are generally classified as Level 2 in the fair value hierarchy.

Derivative contracts
Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 in the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally classified as Level 2 in the fair value hierarchy.

The fair value of OTC derivatives are derived using market prices and other market based pricing parameters such as basis differentials, interest rates, currency rates and volatilities that are observed directly in the market or gathered from independent sources such as dealer consensus pricing services or brokers. Where models are used, they are used consistently and reflect the contractual terms of and specific risks inherent in the contracts. Generally, the models do not contain a high level of subjectivity since the valuation techniques used in the models do not require significant judgment and inputs to the models are readily observable in active markets. When appropriate, valuations are adjusted for various factors such as liquidity, bid-offer spreads and credit considerations based on available market evidence. OTC derivative contracts are generally classified as Level 2 in the fair value hierarchy.

TBA securities are generally valued using quoted market prices.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements on a Recurring Basis as of December 31, 2009				
	Level 1	Level 2	Level 3	Netting Adjustments[(1)]	Total
Assets					
Receivables under resale agreements	$ -	$ 11,235,860	$ -	$ -	$ 11,235,860
Trading assets, excluding derivative contracts	174,116	13,945	-	-	188,061
Derivative contracts	104,787	73,189	-	(35,676)	142,300
Liabilities					
Payables under repurchase agreements	$ -	$ 6,594,080	$ -	$ -	$ 6,594,080
Trading liabilities, excluding derivative contracts	238,744	7,329	-	-	246,073
Derivative contracts	91,654	430,119	-	(19,945)	501,828

(1) Amounts represent the impact of legally enforcable netting agreements that allow the Company to settle positive and negative positions as well as cash collateral applied.

Fair Value Option

The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. The fair value option election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

The following describes the rationale for electing to account for certain financial assets and liabilities at fair value.

Resale and Repurchase Agreements

The Company elected the fair value option for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflects the magnitude of the interest rate risk. Resale and repurchase agreements collateralized by U.S. government securities were generally excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions. For the period ended December 31, 2009, the aggregate contractual principal amount of receivables under resale and payables under repurchase agreements for which the fair value option has been elected approximates fair value.

4. Trading Activities

The Company's trading activities consist primarily of securities trading, underwriting, derivatives dealing and securities financing transactions. While trading activities are primarily generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The proprietary positions were sold at fair value to an affiliate during 2009. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions, along with the hedging and financing of these positions.

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by Bank of America.

Market Risk
Market risk is the potential change in an instrument's value caused by fluctuations in interest rates or other market factors. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The principal market risks affecting the Company's financial instruments are interest rate risk and, with respect to mortgage-backed securities, prepayment risk. The following discussion describes these types of market risks faced by the Company.

Interest Rate Risk
Interest rate risk arises from the possibility that changes in interest rates will affect the value of the Company's financial instruments. Interest rate swap agreements, futures, and U.S. Treasury securities and options are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Prepayment Risk
Prepayment risk, which is related to interest rate risk, arises from the possibility that the rate of principal repayment on mortgages will fluctuate, affecting the value of mortgage-backed securities.

Counterparty Credit Risk
The Company is exposed to risk of loss if an individual, counterparty, or issuer fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient or worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various client or counterparty securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other counterparties. The Company seeks to control default risk by requiring counterparties to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were purchased and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk

The Company's exposure to credit risk, both default and credit spread, associated with its trading and other activities, is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 31, 2009, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily results from trading asset positions in instruments issued by the U.S. Government and its agencies and related accrued interest receivable, excluding mortgage-backed securities, amounted to $188,033. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 31, 2009 totaled $35,113,347.

The Company's most significant industry credit concentrations are with financial institutions and municipalities. Financial institutions include other brokers and dealers, commercial banks, finance companies, investment companies, and insurance companies. This concentration arises in the normal course of the Company's trading and financing activities.

Trading Derivatives

The Company's trading derivatives (Derivative contracts) consist of derivatives provided to customers and derivatives entered into for proprietary trading strategies or risk management purposes.

Default risk is limited to the current cost of replacing derivative contracts in a gain position. Default risk exposure varies by type of derivative. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of loss is generally limited to a one-day net positive change in market value. Option contracts can be exchange-traded or OTC-transacted. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and typically do not subject the Company to default risk.

To reduce default risk, the Company requires collateral, principally U.S. Government and agencies securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

5. Derivatives

Derivative balances by primary risk

Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk which is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. For disclosure purposes below, the primary risk of a derivative is largely determined by the business that is engaging in the derivative activity.

The following table identifies the primary risk for derivative instruments at December 31, 2009. The primary risk is provided on a gross basis, prior to the application of the impact of counterparty and cash collateral netting.

	Period Ended December 31, 2009			
(in thousands)	Contract/ Notional[(1)]	Trading Assets Derivative Contracts	Contract/ Notional[(1)]	Trading Liabilities Derivative Contracts
Interest rate contracts				
Swaps	$ 2,268,000	$ 11,420	$ 7,265,325	$ 393,001
Futures and forwards	15,644,000	78,884	13,301,000	39,981
Written options	-	-	87,065,000	88,791
Purchased options	101,830,000	87,672	-	-
Gross derivative assets/liabilities	119,742,000	177,976	107,631,325	521,773
Less: Legally enforceable master netting	-	(4,227)	-	(4,227)
Less: Cash collateral applied	-	(31,449)	-	(15,718)
Total derivative assets/liabilities	$ -	$ 142,300	$ -	$ 501,828

(1) Represents the total contract/notional amount of the derivatives outstanding and included both written and purchased protection.

Derivatives as guarantees

The Company enters into certain derivative contracts that meet the definition of a guarantee under ASC 460, *Guarantees* ("Guarantees Accounting"). Guarantees are defined to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, currency rates, commodity prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the accounting definition of a guarantee include certain written options (e.g., written interest rate and written currency options). The Company does not track, for accounting purposes, whether its clients enter into these derivative contracts for speculative or hedging purposes. Accordingly, the Company has disclosed information about certain types of written options that can potentially be used by clients to protect against changes in an underlying, regardless of how the contracts are actually used by the client.

The Company's derivatives that act as guarantees at December 31, 2009 are summarized below:

(in thousands)	Maximum Payout/ Notional	Less Than 1 Year	Carrying Value[(1)]
Derivative contracts			
Written options	$ 87,065,000	$ 87,065,000	$ 88,791
Total derivative contracts	$ 87,065,000	$ 87,065,000	$ 88,791

(1) Written options are shown on a gross basis prior to cash collateral or counterparty netting.

Written options

These primarily represent written interest rate options. For such contracts the maximum payout could theoretically be unlimited, because, for example, the rise in interest rates could theoretically be unlimited. The Company does not monitor its exposure to derivatives based on the theoretical maximum payout because that measure does not take into consideration the probability of the occurrence. As such, rather than including the maximum payout, the notional value of these contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts. Instead, as previously noted, a risk framework is used to define risk tolerances and establish limits to help ensure that certain risk-related losses occur within acceptable, predefined limits.

As the fair value and risk of payment under these contracts are based upon market factors, such as changes in interest rates, the carrying values in the table above reflect the best estimate of the Company's performance risk under these transactions at December 31, 2009.

Credit risk management of derivatives

The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable or unwilling to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees, and the purchase of credit default protection.

The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master agreements or their equivalent ("master netting agreements") with almost all derivative counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes. Netting agreements are generally negotiated bilaterally and can require complex terms. While the Company makes reasonable efforts to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt, and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

Where the Company has entered into legally enforceable netting agreements with counterparties, it reports derivative assets and liabilities, and any related cash collateral, net in the Consolidated Balance Sheet in accordance with ASC 210-20, *Balance Sheet-Offsetting*. At December 31, 2009, cash collateral received of $31,449 and paid of $15,718 was netted against derivative assets and liabilities.

Bank of America has guaranteed the performance of MLGSI on certain derivative transactions. The aggregate amount of such derivative liabilities was approximately $87,065,000 at December 31, 2009. The guarantees consist of written put options on U.S. Treasury and mortgage-backed securities. The maximum payout under these options at December 31, 2009 was $87,065,000; the carrying value at that date was $88,791. These guarantees expire in less than one year.

Credit-risk related contingent features
The majority of the Company's derivative contracts contain credit-risk-related contingent features, primarily within the ISDA agreements, that help to reduce the credit risk of these instruments as compared to other obligations of the respective counterparty with whom the Company has transacted (e.g., other senior debt). These contingent features may be for the benefit of the Company or may benefit the Company's counterparties in respect of changes in the Company creditworthiness.

6. Securities Financing Transactions

The Company enters into repurchase and resale agreements and securities borrowed transactions to finance trading inventory positions, obtain securities for settlement, meet customer needs, and earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral in connection with resale agreements and securities borrowed transactions. Under most agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to secure repurchase agreements or deliver to counterparties to cover short positions. At December 31, 2009, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $49,446,518, of which $9,824,647 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $48,627,337, of which $26,809,889 have been sold or repledged to affiliated companies.

The Company additionally receives securities as collateral in connection with certain securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge securities received, the Company reports the fair value of such securities received as collateral and the related obligation to return securities received as collateral in the Consolidated Financial Statements. At December 31, 2009, the Company has pledged $417,975 in securities obtained through resale agreements to satisfy regulatory requirements.

The Company pledges firm-owned assets, which are included in trading assets; to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in trading assets on the Consolidated Balance Sheet.

The carrying value and classification of securities owned by the Company that have been pledged to counterparties where those counterparties do not have the right to sell or repledge as of December 31, 2009, are as follows:

U.S Governments and agencies	$	188,000
Mortgage–backed		19
	$	188,019

7. Commitments and Contingencies

Litigation
As of December 31, 2009, the Parent and/or certain of its subsidiaries have been named as parties in various actions, some of which involve claims for substantial amounts. The Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. The Company has not been named as a defendant in any legal actions, including arbitrations, class actions and other litigation arising in connection with its activities.

Other Commitments
In the normal course of business, the Company enters into when-issued and delayed delivery transactions. Settlement of these transactions as of December 31, 2009, would not have had a material effect on the consolidated financial position of the Company.

The Company also obtains standby letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of the Company depositing cash or securities collateral. There were no outstanding letters of credit at December 31, 2009.

8. Employee Benefit Plans

The Company participates in various benefit and incentive plans sponsored by the Parent. On January 1, 2009, Bank of America assumed the benefit and incentive plans sponsored by the Parent.

Defined Contribution Pension Plans
The defined contribution plans consist of the Retirement Accumulation Plan, the 401(k) Savings and Investment Plan and the incentive plan consists of the Employee Stock Ownership Plan. These plans are available to substantially all U.S. employees who have met service requirements. Disclosures required by ASC 715, "Compensation – Retirement Benefits", are included in the December 31, 2009 Form 10-K of Bank of America.

9. Subordinated Borrowings

During the period the Company repaid all subordinated borrowings from the Parent in the amount of $900,000. These borrowings, which were for regulatory capital purposes, were U.S. dollar-denominated obligations that accrued interest at variable interest rates based on one-month LIBOR plus a spread. Interest expense for the period amounted to $2,700. On October 3, 2009, the Company entered into a new $300,000 revolving subordinated borrowings agreement to replace the $1,500,000 agreement that matured October 15, 2009. The new revolving subordinated debt facility has a maturity date of October 16, 2010. At December 31, 2009, there were no borrowings from the Parent under this revolving subordinated loan agreement.

10. Income Taxes

At December 31, 2009, the Company had a current tax receivable from the Parent of $2,308.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheet. These temporary differences result in taxable or deductible amounts in future years.

The Company's net deferred tax assets at December 31, 2009, which are included in Other receivables, are comprised of:

Deferred tax assets		
Deferred compensation	$	3,821
Accrued expenses		1,044
Stock options		1,002
Depreciation		268
Other		262
Net deferred tax asset	$	6,397

The Parent is under examination by the Internal Revenue Service ("IRS") and other states in which it has significant business operations, such as New York. The years under examination vary by jurisdiction.

Below is a chart of tax years that remain subject to examination by major tax jurisdictions:

Jurisdiction	Years under/subject to examination	Status at 12/31/2009
U.S. Federal	2004	In appeals process
U.S. Federal	2005–2007	Field examination

The IRS proposed adjustments for two issues in the audit for the tax year 2004, which the Parent has protested to the Appeals office. The issues involve eligibility for the dividends received deductions and foreign tax credits with respect to a structured investment transaction. The Parent intends to protest any proposed adjustments for these two issues for the tax years 2005, 2006 and 2007. The Parent also reached an agreement with New York State and New York City on the examination for the tax years 2002-2006. In these jurisdictions, all tax years subsequent to those settled remain open to examinations.

At December 31, 2009, the Company did not have any liabilities for unrecognized tax benefits.

All tax years in material jurisdictions subsequent to the above years remain open to examination.

The Company files income tax returns in multiple state jurisdictions each year and is under continuous examination by various state and foreign taxing authorities. While many of these examinations are resolved every year, the Company does not anticipate that resolutions occurring within the next twelve months would result in a material change to the Company's financial position.

11. Stockholder's Equity

The Company is authorized to issue 1,000 shares of $100 par value common stock. At December 31, 2009, 1,000 shares were issued and outstanding. On September 29, 2009, the Company paid a cash dividend to the Parent of $200,000.

MERRILL LYNCH GOVERNMENT SECURITIES INC. AND SUBSIDIARY

(S.E.C. I.D. No. 8-38051)

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2009